NEWS RELEASE

Crosshair Intersects 0.18% Vanadium Over 45.9 Metres

Dated: March 17th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce further results from the ongoing vanadium program on the Central Mineral Belt (CMB) Project in Labrador.  Vanadium has now been intersected along strike for approximately 1,000 metres (m) at the C Zone.

Highlights from recently assayed holes include:

-	0.183% V2O5 over 45.9m (from 68.1m to 114.0m) including
0.216% V2O5 over 18.9m (from 68.1m to 87.0m) in hole ML-50, and

-	0.209% V2O5 over 17.2m (from 7.2m to 24.4m) including
0.330% V2O5 over 4.4m (from 18.0m to 22.4m) in hole C-13.

NOTE: The holes are not being sampled in sequence.

“With the Vanadium-Redox battery being the only battery with the potential for large-scale power-grid usage, the vanadium component of our CMB Project is becoming more and more important” says Stewart Wallis, President and CEO of Crosshair.

The vanadium resource expansion program has been planned with the goal of adding significant pounds of vanadium to the existing vanadium resource without the need for further drilling.  Given the fact that the previous drill programs on the CMB project focused exclusively on uranium, most holes were only sampled where uranium was encountered.  For this reason, approximately 4,000 metres of existing core needs to be sampled and assayed for vanadium.

Complete vanadium assay highlights are posted on the Crosshair website at: http://www.crosshairexploration.com/i/pdf/Vanadium_Assay_Highlights.pdf.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Crosshair’s exploration work on the CMB Project in supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101.  Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are sent to Activation Laboratories in Ancaster, ON for analyses.  Vanadium analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for vanadium are re-assayed using fusion ICP.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.